

NON-TOXIC HOSPITAL GRADE DISINFECTANT Pathogen Kill List

Trů Clean™

COVID-19 is caused by (SARS-COV-2) virus. Tru Clean kills similar viruses and therefore can be used against (SARS-COV-2) virus when used in accordance with the directions for use against Norovirus and Rhinovirus type 16 on hard, non-porous surfaces.

For Home or Commercial Use

Organism Table for Disinfecting Application	Contact Time
Norovirus or Norwalk Virus (as Feline Calicivirus) (Strain F-9) (ATCC VR-782)	10 Minutes
Rhinovirus (16 or Type 16) (Strain 11757) (ATCC VR-283)	10 Minutes
Rotavirus (A or Group A) (Strain WA) (ATCC VR-2018)	10 Minutes

Viruses Enveloped:	Contact Time
Canine distemper virus (ATCC VR-1587) [(Strain Snyder Hill)]	10 Minutes
[Human] Hepatitis C [Virus] [(as bovine diarrhea virus)] [(HCV)] [(Strain ADL)] [(ATCC VR-1422)]	2 Minutes
Human Immunodeficiency Virus Type 1 (HIV-1), strain IIIB (clade B); ZeptoMetrix	10 Minutes
Influenza A (H1N1) Virus [(Strain A/Virginia/ATCC1/2009)] [(ATCC VR-1736)1 [(flu virus)]	2 Minutes
Influenza A Virus (H1N1) A Swine/1976/31 (ATCC VR-99) [(flu virus)	10 Minutes
Respiratory Syncytial Virus (RSV) (Strain A-2) (ATCC VR-1540	10 Minutes
Swine Flu Virus (H1N1) A Swine/1976/31 (ATCC	10 Minutes

Yeast	Contact Time
Candida albicans (ATCC 10231)	10 Minutes

Bloodborne Pathogens	Contact Time
[[Human] Hepatitis C [Virus] [(as bovine diarrhea virus] [(HCV)] [(Strain ADL)] [(ATCC VR-1422)]	2 Minutes
Human Immunodeficiency Virus Type 1 (HIV-1), strain IIIB (clade B); ZeptoMetrix	10 Minutes

Food-Contact Surface Bacteria	Contact Time
Listeria monocytogenes (Listeria) (ATCC 7644)	10 Minutes

Organisim Table for Sanitizing Applications	Contact Time
Non-Food Contact Surface Bacteria	
Enterobacter aerogenes (ATTC 13408)	2 Minutes
Staphylococcus aureus (ATCC 6538)	2 Minutes

Non-Food Contact Surface Bacteria	Contact Time
Salmonella enterica (ATCC 6539)	1 Minutes
Staphylococcus aureus (ATCC 6538)	1 Minutes

Rethink Harmful Chemicals





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